SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

LM Ericsson Telephone Company
(Name of Issuer)

Class B Shares (SEK 5.00 nominal value)
(Title of Class of Securities)

CUSIP No. 294821608**
(CUSIP Number)

Cevian Capital II GP Limited

11-15 Seaton Place

St. Helier, Jersey JE4 0QH

Channel Islands

Attention: Denzil Boschat

+44 1534 828 513

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

** There is no CUSIP number assigned to the Class B Shares. CUSIP number 294821608 has been assigned to the American Depositary Shares ("ADSs") of the Company. Each ADS represents one Class B Share.

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294821608	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Cevian Capital II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 167,761,137
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 167,761,137
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 167,761,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.57%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 294821608	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Class B Shares, SEK 5.00 nominal value (the "Class B Shares") of LM Ericsson Telephone Company, a limited liability company organized under the Swedish Companies Act (the "Issuer"). The principal executive offices of the Issuer are located at Torshamnsgatan 21, Kista, Stockholm, Sweden.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by Cevian Capital II GP Limited, a limited company incorporated under the laws of Jersey (the "Reporting Person"), the general partner of Cevian Capital II Master Fund LP, a Cayman Islands limited partnership (the "Master Fund") and Cevian Capital II Co-Investment Fund LP, a Cayman Islands limited partnership (the "Co-Investment Fund" and together with Cevian Capital Partners Limited, a wholly owned subsidiary of the Master Fund, the "Cevian Entities"), with respect to the Class B Shares held by each of the Cevian Entities.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Class B Shares reported herein.

(b)	The principal business address of the Reporting Person is 4 Bond Street, St Helier, Jersey, JE4 5QR, Channel Islands.

(c)	The principal business of the Reporting Person is to serve as the sole general partner and to act as investment manager to each of the Cevian Entities.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a limited company organized under the laws of Jersey.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 294821608	SCHEDULE 13D	Page 4 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Person has purchased for the accounts of the Cevian Entities an aggregate of 167,761,137 Class B Shares for an aggregate consideration (including brokerage commission) of approximately USD 1,056,441,237. The Cevian Entities funded these purchases out of their general working capital. The Class B Shares were purchased using Swedish Krona. For the purposes of this Schedule 13D, a conversion rate of USD 1.00 for each SEK 8.7508 was used.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Class B Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business because they believed the Class B Shares represented an attractive investment opportunity.

The Reporting Person intends to inform the issuer's nomination committee (the "Nomination Committee") in writing that it's shareholdings are of such significance it has the right to participate in the Nomination Committee. In this regard, the Reporting Person intends to propose a Managing Partner at an affiliate of the Reporting Person as a member of the Nomination Committee.

In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose, engage in hedging and in similar transactions with respect to the Class B Shares, other securities of the Issuer or derivative securities related thereto, or otherwise deal in the Class B Shares or such other securities at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Class B Shares or such other securities, changes in the Issuer's operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer's operations, organizational and reporting structure, prospects, performance of business units, management, executive compensation, development of competitive position, strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Person has discussed, and may continue to discuss, such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person’s modifying the Cevian Entities' ownership of Class B Shares or other securities of the Issuer or derivative securities related thereto, exchanging information with the Issuer and any of the foregoing persons pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, capitalization, use of capital, financial metrics, capital allocations, organizational and reporting structure, corporate structure, including its executive leadership team, executive compensation, acquisitions or dispositions, proposing or nominating director candidates to the Issuer’s board of directors, changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D and/or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D as the Reporting Person may deem appropriate.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 294821608	SCHEDULE 13D	Page 5 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class B Shares and percentage of the Class B Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 3,011,298,230 Class B Shares, which is the difference obtained by subtracting the 58,097,522 Class B Shares held in treasury as of May 3, 2017 (as reported in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on May 3, 2017) from the 3,069,395,752 Class B Shares in issue as of December 31, 2016 (as reported in the Issuer's Annual Report for the year ended December 31, 2016, available on the Issuer's website).

The Reporting Person also beneficially owns 113,510 Class A Shares of the Issuer.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class B Shares as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.

(c)	The transactions in the Class B Shares by the Reporting Person for the benefit of the Cevian Entities within the past sixty days, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

(d)	No person other than the Cevian Entities and the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Class B Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the best of the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 294821608	SCHEDULE 13D	Page 6 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 30, 2017

CEVIAN CAPITAL II GP LIMITED

By:	/s/ Denzil Boschat
Name:	Denzil Boschat
Title:	Director

CUSIP No. 294821608	SCHEDULE 13D	Page 7 of 9 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND
EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Class B Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

CEVIAN CAPITAL II GP LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Denzil Boschat	Director	Jersey	Cevian CCO and Cevian Jersey CEO	4 Bond Street, St. Helier, Jersey, JE4 5QR
Ronald M. Cacciola	Director	USA	Sole – Proprieter, Snowden Management LLC	252 Snowden Lane, Princeton, New Jersey, 08450-3650, USA
W. Dexter Paine, III	Director	USA	Partner – Paine Schwartz Partners LLC	475 Fifth Avenue 17th Floor, New York, NY 10017, USA
Liam Jones	Director	Jersey	Director – Aztec Financial Services (Jersey) Limited	Aztec Group House, 11-15 Seaton Place, St. Helier, Jersey, JE4 0QH
Jonathan White	Director	Jersey	Lawyer – Consultant to Ogier & Intertrust Fiduciary Services	44 Esplanade St. Helier, Jersey, JE4 9WG
Göran Casserlöv	Head of Operations	Sweden	Cevian Head of Operations	4 Bond Street, St. Helier, Jersey, JE4 5QR

CUSIP No. 294821608	SCHEDULE 13D	Page 8 of 9 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Class B Shares which were effectuated by the Reporting Person for the benefit of the Cevian Entities within the past sixty days. All transactions were effectuated in the open market through a broker.

CEVIAN CAPITAL PARTNERS LIMITED

Trade Date (Year-Month-Day)	Class B Shares Purchased (Sold)	Price ($)*
2017-03-31	1,471,458	6.79
2017-04-03	2,321,066	6.82
2017-04-04	2,288,266	6.73
2017-04-05	3,259,159	6.63
2017-04-06	1,529,554	6.65
2017-04-07	1,764,165	6.69
2017-04-10	1,469,032	6.71
2017-04-11	2,447,111	6.62
2017-04-12	1,600,110	6.67
2017-04-13	735,877	6.63
2017-04-18	2,728,234	6.55
2017-04-19	2,387,051	6.51
2017-04-20	2,523,485	6.56
2017-04-21	2,415,928	6.53
2017-04-25	4,363,669	6.36
2017-04-26	2,633,526	6.35
2017-04-27	2,523,182	6.48
2017-04-28	1,663,615	6.53
2017-05-02	1,646,898	6.68
2017-05-03	2,862,361	6.60
2017-05-04	1,133,629	6.68
2017-05-05	2,022,280	6.70
2017-05-08	896,079	6.69
2017-05-09	1,454,815	6.74
2017-05-10	1,944,410	6.70
2017-05-11	2,359,075	6.60
2017-05-12	1,738,308	6.59
2017-05-15	1,377,306	6.71
2017-05-16	1,442,550	6.79
2017-05-17	2,058,651	6.75
2017-05-18	2,766,047	6.61
2017-05-19	5,252,578	6.63
2017-05-22	3,575,018	6.67
2017-05-23	2,911,659	6.90
2017-05-24	1,277,750	7.06
2017-05-26	2,186,053	6.98
2017-05-30	1,254,870	6.95

CUSIP No. 294821608	SCHEDULE 13D	Page 9 of 9 Pages

CEVIAN CAPITAL II CO-INVESTMENT FUND LP

Trade Date (Year-Month-Day)	Class B Shares Purchased (Sold)	Price ($)*
2017-03-31	105,104	6.79
2017-04-03	165,790	6.82
2017-04-04	163,448	6.73
2017-04-05	232,797	6.63
2017-04-06	109,254	6.65
2017-04-07	126,012	6.69
2017-04-10	104,931	6.71
2017-04-11	174,794	6.62
2017-04-12	114,294	6.67
2017-04-13	52,563	6.63
2017-04-18	194,874	6.55
2017-04-19	170,504	6.51
2017-04-20	180,249	6.56
2017-04-21	172,566	6.53
2017-04-25	311,691	6.36
2017-04-26	188,109	6.35
2017-04-27	180,227	6.48
2017-04-28	118,830	6.53
2017-05-02	117,636	6.68
2017-05-03	204,454	6.60
2017-05-04	80,974	6.68
2017-05-05	144,449	6.70
2017-05-08	64,006	6.69
2017-05-09	103,915	6.74
2017-05-10	138,886	6.70
2017-05-11	168,505	6.60
2017-05-12	124,165	6.59
2017-05-15	98,379	6.71
2017-05-16	103,039	6.79
2017-05-17	147,047	6.75
2017-05-18	197,575	6.61
2017-05-19	375,184	6.63
2017-05-22	255,358	6.67
2017-05-23	207,976	6.90
2017-05-24	91,268	7.06
2017-05-26	156,147	6.98
2017-05-30	89,634	6.95

*       Excluding commissions, SEC fees, etc. (rounded to nearest cent). The Class B Shares were purchased using Swedish Krona. For purposes of this Schedule 13D, a conversion rate of USD 1.00 for each SEK 8.7508 was used.